Exhibit (h)(5)

General Expense Limitation Agreement

January 22, 2025

Clayton Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Protective Life Dynamic Allocation Series - Conservative Portfolio, Moderate Portfolio, and Growth Portfolio (each a “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its management fee for each Fund, for at least a one-year term commencing on the effective date of the annual update to each Fund’s registration statement for the fiscal year ended December 31, 2024, under the following conditions:

In the event the operating expenses of the Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, at least until May 1, 2026, exceed 0.55% of average daily net assets, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan, shareholder servicing/administrative fees payable pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund.

For the avoidance of doubt, at no time during the term of this letter shall the expenses allocated to any Fund, with the exceptions noted above, exceed 0.55% of average daily net assets.

This waiver/reimbursement will continue in effect at least until May 1, 2026, unless otherwise terminated, revised or extended. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		CLAYTON STREET TRUST

By:	/s/ Berg Crawford	By:	/s/ Jesper Nergaard
Berg Crawford		Jesper Nergaard
Chief Accounting Officer		Vice President, Chief Financial Officer, Treasurer, and Principal Accounting Officer